NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

April 29, 2025

Rebekah Reed

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FBC Holding, Inc.
Offering Statement on Form 1-A
Filed February 6, 2025
File No. 024-12566

Dear Ms. Reed:

Concurrently with the submission of this letter, CBD Life Sciences, Inc. (the “Company”) has filed a pre-qualification amendment to its Offering Statement on Form 1-A (the “Amendment”).

The Amendment includes an increase in the number of shares to be qualified, an updated fixed offering price, updated financial statements and disclosure updates that are affected by these changes.

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: FBC Holding, Inc.